Mine Safety Appliances Company

MSA Corporate Center

1000 Cranberry Woods Drive

Cranberry Township, PA 16066

724-776-8600

January 31, 2011

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company

Form 10-K for the year ended December 31, 2009

Filed February 26, 2010

File No. 001-15579

Dear Mr. Jaramillo:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated January 14, 2011.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment. A draft of our proposed Contingencies footnote and Management’s Discussion and Analysis disclosure for the year ended December 31, 2010 is included below after our responses to the numbered comments.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1. Please refer to our prior comment 1. We see from your response that you record a liability when you learn of information sufficient to determine that it is probable you will incur a loss and when you have information sufficient to reasonably estimate the amount of loss. Given the significance of the claims please tell us whether you maintain a reserve related to claims that have been incurred but not yet reported. If so, please tell us the amount of the liability and how you determined such amount. If you do not, please explain. Please include your consideration of the guidance at FASB ASC 450-20-05 and 450-20-25 as part of your response.

Response: Accounting Standards Codification (“ASC”) 450-20-05 and 450-20-25 provide guidance on the recognition and disclosure of loss contingencies, including loss contingencies related to injury or damage caused by products sold.

ASC 450-20-25-2 requires that an estimated loss from a loss contingency be accrued by a charge to income when both of the following conditions are met: (a) available information indicates that it is probable that a liability has been incurred at the date of the financial statements, and (b) the amount of the loss can be reasonably estimated. This ASC Subtopic also refers to ASC 450-20-50-5, which states that disclosure is preferable to accrual when a reasonable estimate of loss cannot be made.

We cannot reasonably estimate possible incurred but not reported cumulative trauma product liability losses because we cannot predict the number of claims that may be brought against us in the future, the allegations in such claims, or the possible outcomes. Because of these uncertainties, and for the reasons discussed in further detail below, we do not maintain a reserve for incurred but not reported cumulative trauma product liability claims.

Unlike single incident product liability claims (that is, claims that are typically known to us when they occur and involve observable losses), cumulative trauma losses involve exposures to harmful substances (e.g. silica, asbestos, and coal dust) that occurred many years ago and may have developed over long periods of time into diseases such as silicosis, asbestosis, or coal workers’ pneumoconiosis. These diseases may or may not involve the proper use of an MSA product. As a result of these characteristics, until a claim is filed against us, we do not know if a cumulative trauma product liability loss has occurred, when it occurred, who incurred the loss, if it involved an MSA product, or whether we may be liable.

Because of these unknowns, we cannot predict with any degree of certainty the probability that cumulative trauma product liability claims that are currently not reported will be made against us in the future. For the same reasons, there is insufficient information available to reasonably estimate the potential amount of loss, if any, and the range of possible losses is broad (ranging from zero to an unknown maximum). As a result, we believe that the accrual of a liability or disclosure of a range of potential losses for incurred but not reported cumulative trauma product liability claims would be misleading to a reader of our financial statements.

We believe that our accounting treatment is consistent with the probable and reasonably estimable conditions in ASC 450-20-25-2(a) and (b), as well as ASC 450-20-25-4, which states that the condition in paragraph 450-20-25-2(b) is intended to prevent the accrual in the financial statements of amounts so uncertain as to impair the integrity of those statements.

2. Please refer to our prior comment 7. As part of your proposed disclosure we see that you believe that the disposition of cumulative trauma product liability lawsuits that are pending against you will not have a materially adverse effect on your results of operations, financial condition or liquidity. Please tell us how you reached this conclusion considering the cash outlays you are making while you wait for reimbursement from your insurance companies and the significance of the receivable to your balance sheet. Please revise your proposed disclosure to clearly explain how these product liability claims and your related litigation with your insurance companies are currently affecting your results of operations, financial condition and liquidity.

Response: The primary effect that the disposition of cumulative trauma product liability claims has had on our financial condition and liquidity relates to the cash outlays made for these claims and the delays that we have experienced in the collection of the related insurance receivables. We believe that we have sufficient operating cash flow and available short-term borrowing capacity to fund the net cash outlays related to cumulative trauma product liability claims without a materially adverse effect on our financial condition and liquidity. During October 2010, we entered into a $250.0 million unsecured senior revolving credit facility and issued $100.0 million in senior notes, both at competitive interest rates. In October 2010, we also made a $280.0 million acquisition. We believe that our ability to make these financing arrangements and complete a significant acquisition confirm our conclusion that delays in the collection of insurance reimbursements have not adversely affected our financial condition and liquidity.

The primary effect on our results of operations of the delays in reimbursement from our insurance companies has been the incremental interest expense associated with the net cash outlays and legal expenses related to insurance litigation. Legal fees and incremental interest expense associated with the delays in collection of insurance receivables averaged approximately 2 percent of our cumulative net income during the three years ended December 31, 2009.

We have revised our proposed footnote and Management’s Discussion and Analysis disclosure, as presented below after our response to comment 6, to explain clearly how delays in reimbursement of cumulative trauma product liability claims by our insurance companies and the related litigation with insurance companies are affecting our results of operations, financial condition and liquidity.

3. We also see from your proposed disclosure that your insurance coverage available is substantial. Please revise your proposed disclosure to further define ‘substantial’ so that investors can better understand the availability and the related limits on those insurance policies.

Response: We have revised our proposed disclosure, as presented below after our response to comment 6, to provide investors with a better understanding of the levels of cumulative trauma product liability coverage available under our insurance policies with multiple insurance carriers and the sufficiency of this coverage as it relates to recorded insurance receivables.

4. In consideration of the disclosure requirements of SAB Topic 5.Y. and the significance of the related insurance receivable, please provide additional disclosure regarding your insurance receivable, including the balance of the receivable at each period reported, and amounts added and collected in each period. In conjunction with the table, please clearly provide investors with an explanation as to why the receivable continues to accumulate, why the collections are currently limited, the period over which you intend to collect amounts related to the receivable, as well as a discussion as to how you concluded collection is probable.

Response: We have revised our proposed disclosure, as presented below after our response to comment 6, to include a roll-forward table summarizing the movements in our insurance receivable balances for each period presented. We have also expanded our proposed disclosure to discuss more fully the underlying reasons for changes in the insurance receivable balances, the reasons for delays in collection of insurance reimbursements, our expectations for collection of these balances, and the factors that we considered in concluding that collection is probable.

5. We note your proposed disclosure indicates that the entire receivable is reported as other non-current assets, however, this does not appear to be consistent with your balance sheet presentation. Please revise your proposed disclosure as necessary.

Response: At each period-end, we evaluate the timing of known and expected collections on our insurance receivables and classify the balance as current and non-current assets accordingly. We have revised the proposed disclosure, as presented below after our response to comment 6, to reflect the balance sheet classification at December 31, 2009. We will ensure that the related disclosures in our future filings are consistent with the balance sheet presentation for all periods presented.

6. We see from your response that you do not believe that disclosure of specific settlement costs incurred in the reporting periods, average costs per settled claim, or aggregate settlement, administrative, and legal costs is necessary because your uninsured costs have not been material. Please clarify for us why you believe this disclosure requirement is limited to only your uninsured claims. Please revise your proposed disclosure to include those disclosures as required by SAB Topic 5.Y. for all related product liability claims.

Response: We have expanded our proposed disclosure, as presented below, to provide aggregated information on settlement and defense costs related to cumulative trauma product liability cases.

Proposed Disclosure

A draft of our proposed footnote disclosure related to cumulative trauma product liability matters for the year ended December 31, 2010 follows.

Contingencies

We are presently named as a defendant in approximately              lawsuits in which plaintiffs allege to have contracted certain cumulative trauma diseases related to exposure to silica, asbestos, and/or coal dust. These lawsuits mainly involve respiratory protection products allegedly manufactured and sold by us. The lawsuits typically allege that these conditions resulted in part from respirators that were negligently designed or manufactured by us.

The outcome of most cumulative trauma product liability litigation is difficult to predict. This uncertainty is caused by many factors, including the following: cumulative trauma complaints generally do not provide information sufficient to determine if a loss is probable; cumulative trauma litigation is inherently unpredictable and information is often insufficient to determine if a lawsuit will develop into an actively litigated case; even when a case is actively litigated, it is often difficult to determine if the lawsuit will be dismissed or otherwise resolved until late in the lawsuit; cumulative trauma lawsuits generally do not specify the amount of damages sought; and many factors that are not known until late in a lawsuit will influence the actual settlement amount. Thus, in our experience, not only is the probability that a cumulative trauma product liability lawsuit will develop into a liability unpredictable, but it is also difficult to predict the amount of actual loss because those amounts are highly variable and turn on a case-by-case analysis of the relevant facts, which are often not learned until late in the lawsuit.

Because of these uncertainties, we cannot reliably determine our potential liability for such claims until late in the lawsuit. We, therefore, do not record cumulative trauma product liability losses when a lawsuit is filed, but rather, when we learn sufficient information to determine that it is probable that we will incur a loss and the amount of loss can be reasonably estimated. We record expenses for defense costs associated with open cumulative trauma product liability lawsuits as incurred.

A summary of cumulative trauma product liability claims activity follows:

	2010	2009	2008
Open claims, January 1
New claims
Settled and dismissed claims

Open claims, December 31

Uninsured cumulative trauma product liability losses during the years ended December 31, 2010, 2009, and 2008 were $             million, $1.7 million and $1.6 million, respectively.

With some limited exceptions, we maintain insurance against product liability claims. We have purchased insurance policies from over 20 different insurance carriers that provide coverage for cumulative trauma product liability losses and related defense costs. In the normal course of business, we make payments to settle product liability claims and for related defense costs. We record receivables for the amounts that are covered by insurance. The available limits of these policies are many times our recorded insurance receivable balance.

Various factors could affect the timing and amount of recovery of our insurance receivable, including the outcome of negotiations with insurers, legal proceedings with respect to product liability insurance coverage, and the extent to which insurers may become insolvent in the future.

Our insurance receivables totaled $             million December 31, 2010, all of which is reported in other non-current assets, and $91.7 million at December 31, 2009, of which $29.0 million is reported in other current assets and $62.7 million in other non-current assets.

A summary of insurance receivable balances and activity follows:

	2010	2009	2008
Balance January 1
Additions
Collections

Balance December 31

We believe that the increase in the insurance receivable balance that we have experienced since 2005 is primarily due to disagreements among our insurance carriers, and consequently with us, as to when their individual obligations to pay us are triggered and the amount of each insurer’s obligation, as compared to other insurers. We believe that our insurers do not contest that they have issued policies to us or that these policies cover cumulative trauma product liability claims. Our ability to successfully resolve our insurance litigations with Century Indemnity Company and Columbia Casualty Company during 2010 demonstrates that we had strong legal positions concerning our rights to coverage.

We regularly evaluate the collectability of the insurance receivable and record the amounts that we conclude are probable of collection. Our conclusion is based on our analysis of the terms of the underlying insurance policies, our experience in successfully recovering cumulative trauma product liability claims from our insurers under other policies, the financial ability of our insurance carriers to pay the claims, our understanding and interpretation of the relevant facts and applicable law, and the advice of legal counsel, who believe that our insurers are required to provide coverage based on the terms of the policies.

Although the outcome of cumulative trauma product liability matters cannot be predicted with certainty and unfavorable resolutions could materially affect our results of operations on a quarter-to-quarter basis, based on information currently available and the amounts of insurance coverage available to us, we believe that the disposition of cumulative trauma product liability lawsuits that are pending against us will not have a materially adverse effect on our future results of operations, financial condition or liquidity.

Our proposed Management’s Discussion and Analysis disclosure will be the same as the proposed footnote disclosure above and will also include the following discussion of the effect of cumulative trauma product liability claims and insurance litigation on our results of operations, financial condition and liquidity.

In addition to the insurance receivables reported in our balance sheet, the primary effect of the delays in reimbursement from our insurance companies has been the incremental interest expense associated with the net cash outlays and legal expenses related to insurance litigation. Legal fees and incremental interest expense associated with the delays in collection of insurance receivables averaged approximately     % of cumulative net income during the three years ended December 31, 2010.

Our disclosures will also discuss the nature and current status of significant litigation related to cumulative trauma product liability matters and insurance receivables.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filing. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer